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October 21, 2021

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Abe Friedman
Angela Lumley
Donald Field
Mara Ransom
Division of Corporation Finance

Re:	Vacasa, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed September 21, 2021
File No. 333-258739

Ladies and Gentlemen:

On behalf of our client, Vacasa, Inc. (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated October 20, 2021 (the “Comment Letter”) with respect to the Amendment No. 1 to Registration Statement on Form S-4 filed with the Commission by the Company on September 21, 2021. Concurrently with the filing of this letter, the Company has filed Amendment No. 2 to the Registration Statement on Form S-4 (the “Registration Statement”) through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Q: What is the Tax Receivable Agreement and who will receive the benefit of tax attributes covered by the Tax Receivable Agreement?, page xiv

1.	We note your response to our prior comment 2 and reissue in part. Please revise to briefly clarify who is included within the definition of TRA Parties. We note in other places of the prospectus you reference that the TRA Parties are made up of “certain Existing VH Holders.”

Response: The Company respectfully advises the Staff that it has updated the disclosure on pages xiii and 73 of the Registration Statement to clarify who is included within the definition of TRA Parties (which includes all of the Existing VH Holders, other than the holders of Vacasa Holdings unit appreciation rights and other than holders of options to purchase shares of TK Newco common stock, and also includes current and former members of management that hold interests in Vacasa Holdings indirectly through a management holding vehicle).

October 21, 2021 Page 2

Interests of TPG Pace Insiders in the Business Combination, page 11

2.	We note your response to our prior comment 12 and reissue in part. We note that Karl Peterson and Greg Mrva will own an estimated 900,527 and 94,309 shares, respectively, of Vacasa Common Stock upon consummation of the business combination. Please revise the eighth bullet to quantify the relative value of such shares based upon the value of the overall transaction.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 12 of the Registration Statement accordingly.

3.	We note your response to our prior comment 13 and reissue in part. We note that the Sponsor and its affiliates will own an estimated 16,338,944 shares of Vacasa Common stock upon consummation of the business combination, assuming no redemption and conversion of all Vacasa Class G Common Stock. Please revise the tenth bullet to quantify the relative value of such shares based upon the value of the overall transaction.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 13 of the Registration Statement accordingly.

Background of the Business Combination, page 127

4.	We note your response to our prior comment 26 and reissue in part. Please discuss in greater detail all negotiations related to the Sponsor or TPG Pace shareholders equity position in the post-combination company. In this regard, we note that the Sponsors agreed to waive or forfeit certain shares to offset the PIPE Financing and Forward Purchase financing discount and that the parties exchanged an initial draft of the Waiver Agreement on July 17, 2021. We also note, however, that the parties began negotiating whether the Sponsor would forfeit a portion of its equity interests between April 30th and May 6th. Please discuss in greater detail all negotiations regarding the Sponsor's waiver or forfeiture of shares and all other negotiations regarding the Sponsor or TPG Pace shareholders equity position.

Response: The Company acknowledges the Staff’s comment and has revised pages 131 and 132 of the Registration Statement accordingly.

5.	We note your response to our prior comment 28 and reissue. We note that between April 23, 2021 and May 6, 2021 the parties exchanged a number of non-binding proposals, preliminary term sheets and term sheets which culminated in an executed term sheet on May 6, 2021. Please revise the respective discussions to discuss the material terms of each exchanged term sheet, proposal or any feedback or negotiations related thereto in greater detail including the modification of any material terms. In this regard, we note that the included summaries are overly vague and do not present a clear understanding of how the parties negotiated the material terms of the proposed business combination including which party proposed such terms and how did the material terms change throughout the negotiations.

Response: The Company acknowledges the Staff’s comment and has revised page 132 of the Registration Statement accordingly.

October 21, 2021 Page 3

The TPG Pace Board's Reasons for the Business Combination, page 134

6.	We note your revised disclosure indicating that Deutsche Bank prepared financial analyses for the TPG Pace Board. Revise to summarize the analysis consistent with Item 4.(b). of Form S-4 and Item 1015(b)(6) of Regulation M-A.

Response: The Company acknowledges the Staff’s comment and has included the requested disclosure under the section titled “Presentation by Deutsche Bank Securities Inc.” on pages 140-144 of the Registration Statement.

In addition to our responses above, the Company respectfully advises the Staff that it has conferred with the NYSE and concluded that the approval of the Vacasa, Inc. 2021 Incentive Award Plan and the Vacasa, Inc. 2021 Nonqualified Employee Stock Purchase Plan (together, the “Equity Plans”) by the TPG Pace shareholders is not necessary under applicable NYSE rules. Accordingly, we have removed approval of the Equity Plans as proposals to be acted upon by TPG Pace shareholders. The description of the Equity Plans remain in the Registration Statement (see pages 279 – 287).

* * * *

October 21, 2021 Page 4

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (212) 906-1623.

Very truly yours,

/s/ Benjamin J. Cohen
Benjamin J. Cohen
of LATHAM & WATKINS LLP

cc:	Matthew Roberts, Chief Executive Officer, Vacasa, Inc.
Lisa Jurinka, Chief Legal Officer, Vacasa, Inc.
Michael V. Anastasio, Latham & Watkins LLP
Douglas P. Warner, Weil, Gotshal & Manges LLP
Christopher R. Machera, Weil, Gotshal & Manges LLP
Raymond O. Gietz, Weil, Gotshal & Manges LLP